UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

The Board of Directors of Fiat S.p.A met today in Turin under the chairmanship of Paolo Fresco.

Today’s meeting focused on the review of the Group’s overall performance, particularly as regards the implementation of Fiat Auto’s restructuring and turnaround plan.

Having acknowledged resignation presented by Director Pierluigi Bernasconi, the Board coopted Daniel John Winteler, General Manager of IFIL.

The Board of Directors also approved a project to revise the Company’s corporate governance regulations, which have been in force for a long time at the Group, and adapt them to reflect recent amendments to the Corporate Governance Code for companies listed in Italy and the provisions of the Sarbanes-Oxley Act of 2002, which are already in force in the United States and are therefore applicable to Fiat as a foreign issuer listed at the NYSE.

The Board, having acknowledged that Mr. Gabriele Galateri expressed his intention to resign, asked him to hold his current office until appointment, in a forthcoming Board to be convened at the soonest, of his successor. Mr. Galateri accepted the proposal.

The Board of Directors reaffirmed its unanimous appreciation for the Chairman, the Chief Executive Officer and the management, and its confidence in them all.

Turin, December 10, 2002

Enclosure: amendments to the Fiat Group’s corporate governance.

The new corporate governance of the Fiat Group

Audit Committee:

•	The Committee has been entrusted with the duties of assessing the adequacy of adopted accounting principles and their uniformity in view of the preparation of the Consolidated Financial Statements.

•	The Committee shall be composed exclusively of independent Directors.

•	The Committee shall meet at least twice a year in the absence of the executive directors.

•	The Committee was assigned specific duties as regards the appointment of the Independent auditors.

Independent auditors:

•	The Independent auditors may be appointed to perform consulting activities only if prior authorization has been granted by the Audit Committee.

Guidelines for significant transactions and transactions with related parties:

•	Significant transactions are subject to prior approval by the Board of Directors.

•	All transactions with related parties must be periodically disclosed to the Board of Directors and to the market. Those transactions with related parties that exceed a predetermined value threshold are subject to prior approval by the Board of Directors.

•	The Guidelines also envisage that transactions with related parties be concluded with the assistance of independent experts, when the nature or the value of the transaction so requires.

Internal Dealing:

•	The so-called “relevant persons” must promptly serve notice to the Company if they execute significant transactions involving company stock.

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•	The Company must periodically and promptly disclose said transactions to the market.

Guidelines for the Internal Control System:

•	The guidelines which executive directors will have to comply with during the design, operation and monitoring of the Internal Control System have been defined; and the responsibilities of each entity involved have also been set.

Code of Conduct:

•	The Fiat Group Code of Conduct was approved in replacement of the Code of Ethics currently in force.

The new measures will come into effect as of January 1, 2003 and will be available at the Internet site www.fiatgroup.com within said date. The Code of Conduct will come into force at a later date, because it will have to be made available to all employees prior to its entry into effect.

STATEMENT BY GABRIELE GALATERI
CHIEF EXECUTIVE OFFICER OF FIAT

During my five-month mandate as Chief Executive Officer I had the opportunity to deeply evaluate that, given the complexity of the situation, the Fiat Group needs to be guided by an executive manager with a working experience in the industrial field.

It is for this reason, although with sorrow, that I have decided to signal to the Board of Directors my intention to resign from my office.

Turin, December 10, 2002

Statement by Mr. Alessandro Barberis
Chief Operating Officer of Fiat S.p.A.

I wish to underline strongly that the restructuring and turnaround plan of Fiat Auto, defined in the framework of the program agreement, will be pursued without any doubt.

Our plan, approved by stockholders and partner banks, maintains its validity apart from any other consideration.

Turin, December 10, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 10, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney